As filed with the Securities and Exchange Commission on February 25, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

eMerge Interactive, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or jurisdiction of incorporation or organization)	65-0534535 (I.R.S. Employer Identification No.)

10305 102nd Terrace Sebastian, Florida 32958 (772) 581-9700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mr. David Warren Chief Executive Officer eMerge Interactive, Inc. 10305 102nd Terrace Sebastian, Florida 32958 (772) 581-9700 (Name, address and telephone number of agent for service)	With a copy to: Michael J. Pendleton, Esq. Jenkens & Gilchrist, a Professional Corporation 1445 Ross Avenue, Suite 3200 Dallas, Texas 75202 (214) 855-4500

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock. $.008 par value	3,994,349	$2.57	$10,265,477	$1,301

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and based upon the average of the high and low prices reported on the Nasdaq National Market on February 20, 2004.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS

eMerge Interactive, Inc.

3,994,349 SHARES OF COMMON STOCK

The Selling Stockholders identified in this prospectus are selling up to 3,994,349 shares of our common stock. The shares offered by this prospectus include 2,333,333 present outstanding shares of our common stock, a maximum of 830,508 shares issuable upon the exercise of an additional investment right to purchase our common stock and a maximum of 830,508 shares issuable upon the exercise of a warrant to purchase our common stock. We are not selling any shares of our common stock under this prospectus and we will not receive any of the proceeds from the shares of common stock sold by the Selling Stockholders.

The prices at which the Selling Stockholders may sell the shares registered under this prospectus will be determined by the prevailing market price for the shares or in negotiated transactions.

Our common stock is listed on The Nasdaq Stock Market’s SmallCap Market under the symbol “EMRG.” On February 20, 2004, the last reported sale price for our common stock was $2.46 per share.

The Selling Stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Stockholders may sell their shares in the section entitled “Plan of Distribution; Selling Stockholders” on page 7.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY, SEE “RISK FACTORS” BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are not using this prospectus to offer to sell these securities or to solicit offers to buy these securities in any place where the offer or sale is not permitted.

THE DATE OF THIS PROSPECTUS IS                     , 2004.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PROSPECTUS SUMMARY

The information in this section is a summary and therefore does not contain all of the information that you should consider before making an investment in eMerge Interactive, Inc. You should read the entire prospectus carefully, including the “Risk Factors” section and the documents listed under “If You Would Like More Information.”

About eMerge Interactive, Inc.

We are a technology company providing food-safety, individual-animal tracking and supply-management services to the beef production industry. We are structured into two operating groups, the Food Safety Technology Group and the Animal Information Solutions Group.

The Food Safety Technology Group’s patented VerifEYE™ Food Safety Technology is a unique machine vision technology, which instantly detects microscopic levels of organic contamination that can harbor deadly pathogens. The VerifEYE technology is available in several applications for the meat processing, food processing and food services industries.

The Animal Information Solutions Group is comprised of two inter-related products and services, all designed to allow cattle producers, meat packers and retailers to better manage their product supply chains:

•	CattleLog™ – a suite of products and services providing individual animal data-collection and reporting tools; and

•	eDS (Electronic Data Services) – provides individual animal data-collection and reporting services to our smaller customers.

Our principal offices are located at 10305 102nd Terrace, Sebastian, Florida 32958, and our telephone number is (772) 581-9700. Our website is located at http://www.emergeinteractive.com. Information contained on our website or links contained on our website are not a part of this prospectus.

About this Offering

Effective January 23, 2004, we sold 2,333,333 shares of our common stock, additional investment rights exerciseable for 830,508 shares of our common stock and warrants exercisable for 830,508 shares of our common stock to Mainfield Enterprises, Inc., Cranshire Capital L.P., Smithfield Fiduciary LLC and Omicron Master Trust for $7.0 million in cash. In connection with the placement of the 2,333,333 shares, the additional investment rights and the warrants, we entered into a Registration Rights Agreement with the investors, whereby we agreed to prepare and file with the Securities and Exchange Commission a registration statement with respect to the offer and sale of the shares from the placement, the exercise of the additional investment rights and the exercise of the warrants by the investors. We are therefore registering pursuant to a registration statement of which this prospectus forms a part, all of the 2,333,333 shares, the 830,508 shares issuable upon exercise of the additional investment rights and the 830,508 shares issuable upon exercise of the warrants.

Also in connection with the placement, we granted the investors the right to participate in any subsequent equity financing that we may undertake. This right expires one year after the Securities and Exchange Commission has declared effective the registration statement of which this prospectus forms a part.

RISK FACTORS

You should consider carefully the following risks before making a decision to buy our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock. The risk factors below do not necessarily appear in order of importance.

Risks Related to this Offering

Our stock price historically has been volatile, which may make it difficult for you to resell common stock you want at prices you find attractive.

The market price of our common stock has been and will likely continue to be highly volatile. Any significant fluctuations in the future might result in a material decline in the market price of our common stock. These fluctuations may be caused by factors which include but are not limited to:

•	actual or anticipated variations in quarterly operating results;

•	announcements of technological innovations;

•	conditions or trends in the cattle industry;

•	new sales formats of new products or services;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;

•	capital commitments; and

•	sales of common stock.

The sale of a significant number of shares could have a depressive effect on the market price of our common stock.

It is possible that a significant number of shares could be sold at the same time under this prospectus, and such sales, or the possibility thereof, may have a depressive effect on the market price of our common stock.

In addition, we have a significant number of option holders who may exercise their options for shares of our common stock and other stockholders who currently hold restricted shares of our common stock, both of which may sell their shares in the open market utilizing Rule 144 under the Securities Act. Sales of a substantial number of shares of common stock in the open market could adversely affect the trading price of the common stock.

Risks Related to Our Business

We have a history of net losses and expect to continue to incur net losses for the next year. If we continue to incur net losses, our business may not ultimately be financially viable.

We have incurred significant net losses since inception. We reported a net loss of approximately $30.6 million for the year ended December 31, 2002, or 232% of total revenue, and a net loss of approximately $7.1 million for the nine months ended September 30, 2003, or 962% of total revenue. As of September 30, 2003, we had accumulated net losses totaling approximately $195.6 million. Our revenue may not grow as anticipated and, as a result, our financial condition and results of our operations may be harmed and our business may not be financially viable in the future.

To achieve profitability, we must successfully address the following risks while maintaining or growing our margins:

•	lack of wide-scale commercial acceptance of our products and services;

•	lack of wide-scale sales and distribution channels for our products and services;

•	failure to introduce new products and services;

•	inability to respond promptly to competitive and industry developments;

•	failure to achieve brand recognition; and

•	failure to upgrade and enhance our technologies to accommodate expanded product and service offerings and increased customer demand.

We have recently raised $7 million of equity capital to support operations. However, the operating plans and financial projections may not be fully achieved. If the projections are not met, we will have to either raise debt or equity capital or further reduce operating costs to maintain a sufficient cash balance to operate throughout fiscal 2004. Should we find it necessary to raise additional funds, we may find that such funds are either not available or are available only on terms that are unattractive in terms of cost or dilution of existing shareholders’ interest, or both. In the event that we find it necessary to raise additional funds to sustain operations and we are unable to do so, we may need to take such actions as additional restructuring of operations to reduce costs or to discontinue a line of business.

If we are unable to successfully address any of these risks, our business may be harmed.

Our two business segments are difficult to evaluate because they have a limited operating history.

Although we were formed in 1994, our current product and service offerings have a very limited operating history. Recently, we have focused our strategy on providing food safety and supply-management services. As of December 31, 2002, the products of our Food Safety Technology (“FST”) segment had not provided us with revenue, although deposits for Solo orders had been received. Also as of that date, the products and services of our Animal Information Solutions (“AIS”) segment had provided us with only a very small portion of our aggregate historical revenue. If we are unable to develop a market for the FST products, or are unable to expand the products and services of the AIS segment, or if any of our products do not perform as we expect them to, our results of operations and prospects will be materially and adversely impacted.

Our business may be harmed by competitors.

In the event the demand for food safety technology increases in the future, or if governmental agencies mandate compliance with certain food safety technology or procedures, we may face competition from companies that may develop competing technologies or services. Because the market for beef production consists primarily of a number of large producers, it is possible that these competing technologies or services will be created by companies with significantly greater resources than ours. In the event we are unable to effectively compete with these new technologies or services, our results of operations may be materially and adversely impacted.

Our ability to develop new products is uncertain and our products may not develop as we anticipate.

The outcome of the lengthy and complex process of developing new products is inherently uncertain. Prospective products, such as our meat inspection system, require time and resources to develop, may not ultimately be commercially viable at pricing that supports profitability, may not achieve commercial acceptance in the marketplace and may fail to receive regulatory approval, if required. In addition, new products by competitors could adversely affect the realization of products that are commercially successful.

If we are unable to protect our intellectual property rights, our business and competitive position will be harmed.

Proprietary rights are important to our success and our competitive position. We protect our intellectual property through a combination of patent, copyright, trade secret and trademark law and confidentiality agreements with third parties. We cannot guarantee that any of our pending patent or trademark applications will be approved, Even if they are approved, the patents or trademarks may be challenged by other parties or invalidated. Because brand recognition is an important component of our business strategy, the protection of our trademarks is critical to our success. In addition, we depend upon our proprietary database of industry and client information to provide our clients with our information services. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products and technology or obtain access to our confidential proprietary database. Other parties may also breach confidentiality agreements and other protective contracts. We may not become aware of these breaches or have adequate remedies available. In addition, effective copyright, patent and trademark protection may be unavailable in certain countries to which we might expand our operations.

We are also reliant on our exclusive licensing agreement with Iowa State University and the Agricultural Research Service. If we breach this agreement, our rights to the technology incorporated into our FST products could be limited or eliminated, which would have a material adverse effect on our results of operations.

In technology markets, there is generally frequent and substantial intellectual property litigation. We may be subject to legal proceedings and claims, including claims that we infringe third-party proprietary rights. While we are not aware of any patents, copyrights or other rights that would prevent us from manufacturing and commercializing our products or services in the United States and abroad, there can be no assurance that other parties will not assert infringement claims against us. There also can be no assurance that former employers of our present and future employees will not claim that our employees have improperly disclosed confidential or proprietary information to us. Any of these claims, with or without merit, could subject us to costly litigation and divert the attention of our personnel.

We expect our quarterly operating results to fluctuate. If we fail to meet the expectations of public market analysts and investors, the market price of our common stock could decline.

We expect that our revenue and operating results will vary in the future as a result of a number of factors. Our quarterly results of operations may not meet the expectations of securities analysts and investors, which could cause the price of our common stock to decline. Our operating results in the future may not follow any prior trends and should not be relied upon as an indication of future results. The factors that affect our quarterly operating results include:

•	our ability to generate revenues and profits in our two business groups;

•	our ability to retain existing customers and attract new customers;

•	our ability to develop and market new and enhanced products and services on a timely basis;

•	the introduction of new or enhanced products and services by us;

•	continued purchases by our existing customers; and

•	our ability to manage our costs.

In addition, a number of factors that are beyond our control will also affect our quarterly operating results, such as:

•	demand for our products and services;

•	product and price competition;

•	the introduction of new or enhanced products and services by our competitors; and

•	significant downturns in our targeted markets.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the use of predictive, future tense or forward-looking terminology, such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “will” and words of similar meaning. These statements include statements regarding, among other things, our product and service development, projected capital expenditures, liquidity and capital, development of additional revenue sources, expansion into new market segments, technological advancement, ability to develop “brand” awareness and market acceptance of our products. These statements are based on management’s current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ significantly from those described in the forward-looking statements, including the acceptance by our customers of our products, our ability to grow revenue, our ability to increase margins, the impact of competition on pricing, general economic conditions, employee turnover, the impact of litigation and other factors. Readers of this prospectus are cautioned to consider these risks and uncertainties and to not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the Selling Stockholders.

PLAN OF DISTRIBUTION; SELLING STOCKHOLDERS

This prospectus relates to 3,994,349 shares of our common stock that may be offered and sold from time to time by the Selling Stockholders. The shares offered by this prospectus include 2,333,333 present outstanding shares of our common stock, a maximum of 830,508 shares of our common stock issuable upon the exercise of an additional investment right to purchase our common stock and a maximum of 803,508 shares of our common stock issuable upon the exercise of a warrant to purchase our common stock. Set forth below is information provided by the Selling Stockholders, as of the date of this prospectus, regarding the beneficial ownership of shares of our common stock by the Selling Stockholders.

Selling Stockholders	Number of Shares Of Common Stock Beneficially Owned(1)		Number of Shares of Common Stock Offered	Common Stock Beneficially Owned After Offering(4)
				Number	Percent
Mainfield Enterprises Inc.	2,294,486	(2)	2,282,486	12,000	0%
Cranshire Capital, L.P.	584,621	(3)	570,621	14,000	0%
Smithfield Fiduciary LLC	570,621	(3)	570,621	0	0%
Omicron Master Trust	570,621	(3)	570,621	0	0%

(1)	Unless otherwise indicated, to our knowledge, the entity named in the table has sole voting and sole investment power with respect to all shares of our common stock beneficially owned, subject to community property laws where applicable.
(2)	Includes 474,576 shares of common stock issuable upon exercise of an additional investment right at an exercise price of $3.00 and 474,576 shares of common stock issuable upon exercise of a warrant at an exercise price of $3.6875.
(3)	Includes 118,644 shares of common stock issuable upon exercise of an additional investment right at an exercise price of $3.00 and 118,644 shares of common stock issuable upon exercise of a warrant at an exercise price of $3.6875.
(4)	Because the Selling Stockholders may sell all or a portion of their shares of common stock pursuant to this prospectus at any time, and from time to time, no estimate can be made of the number of shares of common stock that the Selling Stockholders may retain upon completion of the offering by the Selling Stockholders. Therefore, this table assumes that all shares of our common stock offered by this prospectus by the Selling Stockholders are actually sold. Such presentation is based on 43,884,136 shares of our common stock outstanding as of February 12, 2004.

Effective January 23, 2004, we sold 2,333,333 shares of our common stock, additional investment rights exercisable for 830,508 shares of common stock at an exercise price of $3.00 and warrants exercisable for 830,508 shares of common stock at an exercise price of $3.6875 to the Selling Stockholders for $7.0 million in cash. In connection with the placement of the 2,333,333 shares, the additional investment rights and the warrants, we entered into a Registration Rights Agreement with the Selling Stockholders, whereby we agreed to prepare and file with the Securities and Exchange Commission a registration statement with respect to the offer and sale of the shares from the placement and the exercise of the additional investment rights and warrants by the Selling Stockholders. Consequently, we are registering pursuant to a registration statement of which this prospectus forms a part, all of the 2,333,333 shares, the 830,508 shares issuable upon exercise of the additional investment rights and the 830,508 shares issuable upon exercise of the warrants.

Also in connection with the placement, we granted the investors the right to participate in any subsequent equity financing that we may undertake. This right does not extend to any issuances of securities we may make with regard to, among other items, our benefit plans, acquisitions, strategic investments and other extraordinary transactions, the purpose of which is not to raise capital. This right expires one year after the Securities and Exchange Commission has declared effective the registration statement of which this prospectus forms a part.

The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

The Selling Stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Securities and Exchange Commission;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon our being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon our being notified in writing by a Selling Stockholder that a donee or pledge intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the Selling Stockholder and/or the purchasers.

Each Selling Stockholder has represented and warranted to us that, at the time it acquired the securities subject to this Registration Statement, it did not have any agreement or understanding, directly or indirectly, with any person to distribute any of such securities. We have advised each Selling Stockholder that it may not use shares registered on this Registration Statement to cover short sales of our common stock made prior to the date on which this Registration Statement was declared effective by the Securities and Exchange Commission.

We are required to pay all fees and expenses incident to the registration of the shares, but the we will not receive any proceeds from the sale of the common stock. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

It is possible that a significant number of shares could be sold at the same time under this prospectus, and such sales, or the possibility thereof, may have a depressive effect on the market price of our common stock.

LEGAL MATTERS

The validity of the common stock offered by this prospectus has been passed upon by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas.

EXPERTS

The consolidated financial statements and financial statement schedule of eMerge Interactive, Inc. and subsidiaries as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report refers to the adoption of the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets on January 1, 2002 and SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities on January 1, 2001.

RECENT DEVELOPMENTS

Effective January 23, 2004, we successfully completed a private placement of our shares with the investors. As part of the transaction, we sold 2,333,333 restricted common shares to the investors, additional investment rights exercisable for 830,508 shares of our common stock and warrants exercisable for 830,508 shares of our common stock in return for $7.0 million in cash.

For the three month period ending December 31, 2003, revenues for the quarter increased 61% to $188,000 from $117,000 in the comparable prior year period. Net loss for the quarter was $2.6 million, or $0.07 per share, compared to $3.8 million, or $0.10 per share, in the comparable prior year period. Revenues for the twelve months ended December 31, 2003 increased 61% to $927,000 from $575,000 in the comparable prior year period. Net loss for the full year was $9.7 million, or $0.25 per share, compared to $30.6 million, or $0.78 per share, in the comparable prior year period. Included in the net loss for both the quarter and twelve months was a $424,000 non-cash charge related to the change in fair value of common stock warrants issued in connection with our equity financing completed during the quarter. Additionally, the net loss for the quarter includes a $40,000 loss from discontinued operations relating to expenses from previously closed cattle operations. Net loss for the year includes a $94,000 gain from discontinued operations relating to the collection of receivables previously considered uncollectable, in excess of expenses relating to previously closed cattle operations. This compares to $672,000 and $12.3 million of loss from discontinued operations for the quarter and year in the comparable prior periods, respectively. The increase in revenues during the quarter and twelve months primarily reflects lease revenues from our first Carcass Inspection System installed at an Excel Corporation beef processing facility, as well as sales from VerifEYE™ Solo™, our portable machine-vision system.

Selling, general and administrative expenses for the quarter, compared to a year ago, increased $306,000, or 27%, to $1.4 million, reflecting an increase in legal and professional services expenses associated with recent financing and Nasdaq listing compliance activities, as well as increased consulting expenses. Selling, general and administrative expenses for the twelve months decreased $917,000, or 14%, to $5.9 million, reflecting primarily a reduction in corporate and divisional expenses for salaries and wages relating to prior restructurings, as well as reduced communications expenses.

Technology and development costs for the quarter and twelve months declined 41% to $382,000 and 39% to $1.7 million, respectively, from the comparable periods a year ago. Operating loss for the quarter declined 30% to $2.2 million from $3.2 million in the comparable prior year period. Included in operating loss for the quarter was $532,000 of depreciation expense, compared to $755,000 in the same prior year period. Operating loss for the year declined $5.7 million or 38%, to $9.4 million, from $15.2 million in the prior year. Included in operating loss for the year is $2.4 million of depreciation expense, compared to $3.7 million in the prior year.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms, which are located at 450 Fifth Street N.W. Washington, D.C. 20549 and 500 West Madison Street, Suite 1400, Chicago, IL 60661.

You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s web site at “http://www.sec.gov.” In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 “K” Street, Washington, DC 20006.

Also, our SEC filings are available (free of charge) at our web site at http://www.emergeinteractive.com or we will provide (also free of charge) any of our documents filed with the SEC, as you may reasonably request orally or in writing. To obtain free copies, please call or write to:

Juris Pagrabs

eMerge interactive, Inc.

10305 102nd Terrace

Sebastian, Florida 32958

Phone: (772) 581-9741

INCORPORATION BY REFERENCE

The SEC permits us to “incorporate by reference” certain of our publicly filed documents into this prospectus, which means that we can disclose important information to you by referring you to other documents. Information that we file with the SEC after the effective date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or until we terminate the effectiveness of this registration statement.

The following documents filed with the SEC are incorporated by reference in this prospectus:

1.	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed on November 14, 2003, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed on August 14, 2003 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed on May 14, 2003.

2.	Our Definitive Proxy Statement on Schedule 14A, filed April 16, 2003.

3.	Our Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 28, 2003.

4.	The description of our common stock contained in our Registration Statement on Form 8-A, filed on January 20, 2000, including any amendments or reports filed for the purpose of updating such description.

5.	Our Current Reports on Form 8-K, filed February 12, 2004, January 29, 2004, December 1, 2003, October 23, 2003 and July 24, 2003.

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the registration statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by eMerge in connection with the registration of the common stock. All the amounts shown are estimates except for the registration fee.

Securities and Exchange Commission registration fee	$

Printing and engraving expenses

Legal fees and expenses		2,000

Accounting fees and expenses		7,000

Miscellaneous

Total	$

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

The Registrant’s Second Amended and Restated Certificate of Incorporation permits indemnification to the fullest extent permitted by Delaware law. The Registrant’s Amended and Restated Bylaws require the Registrant to indemnify any person who was or is an authorized representative of the Registrant, and who was or is a party or is threatened to be made a party to any third party proceeding by reason of the fact that such person was or is an authorized representative of the Registrant, against expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Registrant and, with respect to any criminal proceeding (including any action or investigation which could or does lead to a criminal proceeding) had no reasonable cause to believe such conduct was unlawful. The Registrant shall also indemnify any person who was or is an authorized representative of the Registrant, and who was or is a party or is threatened to be made a party to any corporate proceeding by reason of the fact that such person was or is an authorized representative of the Registrant against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the Delaware Court of Chancery or the court in which such proceeding was pending shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity. Such indemnification is mandatory under the Registrant’s Bylaws as to expenses actually and reasonably incurred to the extent that an authorized representative of the Registrant has been successful on the merits or otherwise in defense of any proceeding or in defense of any claim, issue or matter therein. The determination of whether an individual is entitled to indemnification as to both third party and corporate proceedings may be made by a majority of disinterested directors, independent legal counsel in a written legal opinion or the stockholders. Delaware law also permits indemnification in connection with a proceeding brought by or in the right of the Registrant to procure a judgment in its favor.

ITEM 16. EXHIBITS.

The following exhibits either are filed as part of this registration statement or incorporated by reference to documents previously filed or will be filed by amendment. Exhibit numbers correspond to the exhibits required by Item 601 of Regulation S-K.

Exhibit No.	Description

5.1	Opinion and consent of Jenkens & Gilchrist, a Professional Corporation, as to legality of the common stock to be issued by eMerge Interactive, Inc.

10.5	Securities Purchase Agreement, effective as of January 22, 2004, by and between eMerge Interactive, Inc. and Mainfield Enterprises, Inc., Cranshire Capital L.P., Smithfield Fiduciary LLC and Omicron Master Trust.

10.6	Form of Common Stock Purchase Warrant effective as of January 23, 2004, by and between eMerge Interactive, Inc. and Mainfield Enterprises, Inc., Cranshire Capital L.P., Smithfield Fiduciary LLC and Omicron Master Trust.

10.7	Form of Common Stock Purchase Additional Investment Right effective as of January 23, 2004, by and between eMerge Interactive, Inc. and Mainfield Enterprises, Inc., Cranshire Capital L.P., Smithfield Fiduciary LLC and Omicron Master Trust.

10.8	Registration Rights Agreement effective as of January 23, 2004, by and between eMerge Interactive, Inc. and Mainfield Enterprises, Inc., Cranshire Capital L.P., Smithfield Fiduciary LLC and Omicron Master Trust.

23.1	Consent of KPMG LLP.

23.2	Consent of Jenkens & Gilchrist, a Professional Corporation (included in Exhibit 5.1 herein).

24.1	Power of Attorney of certain officers and directors of eMerge Interactive, Inc. (included on signature page).

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 15 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether the indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of this issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sebastian, State of Florida, on the 23rd day of February, 2004.

EMERGE INTERACTIVE, INC.
By:
/s/ David C. Warren
David C. Warren,
Chief Executive Officer

POWER OF ATTORNEY

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed below by the following persons in the capacities and on the dates stated. Each of the directors and/or officers of whose signature appears below hereby appoints Juris Pagrabs, as his attorney-in-fact to sign in his or her name and behalf, in any and all capacities stated below and to file with the Securities and Exchange Commission any and all amendments (including, without limitation, post-effective amendments) to this registration statement, making such changes in the registration statement as appropriate, and generally to do all such things on their behalf in their capacities as directors and/or officers to enable eMerge Interactive, Inc. to comply with the provisions of the Securities Act, and all requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David C. Warren David C. Warren	Chief Executive Officer and Director (Principal Executive Officer)	February 23, 2004

/s/ Juris Pagrabs Juris Pagrabs	Chief Financial Officer (Principal Accounting and Financial Officer)	February 23, 2004

/s/ Thomas L. Tippens Thomas L. Tippens	Chairman of the Board	February 20, 2004

/s/ John C. Belknap John C. Belknap	Director	February 23, 2004

/s/ Christopher J. Davis Christopher J. Davis	Director	February 23, 2004

/s/ Robert E. Drury Robert E. Drury	Director	February 23, 2004

/s/ John C. Foltz John C. Foltz	Director	February 22, 2004

/s/ John A. Loftus John A. Loftus	Director	February 23, 2004

EXHIBIT INDEX

Exhibit No.	Description

5.1	Opinion and consent of Jenkens & Gilchrist, a Professional Corporation, as to legality of the common stock to be issued by eMerge Interactive, Inc.

10.5	Securities Purchase Agreement, effective as of January 22, 2004, by and between eMerge Interactive, Inc. and Mainfield Enterprises, Inc., Cranshire Capital L.P., Smithfield Fiduciary LLC and Omicron Master Trust.

10.6	Form of Common Stock Purchase Warrant effective as of January 23, 2004, by and between eMerge Interactive, Inc. and Mainfield Enterprises, Inc., Cranshire Capital L.P., Smithfield Fiduciary LLC and Omicron Master Trust.

10.7	Form of Common Stock Purchase Additional Investment Right effective as of January 23, 2004, by and between eMerge Interactive, Inc. and Mainfield Enterprises, Inc., Cranshire Capital L.P., Smithfield Fiduciary LLC and Omicron Master Trust.

10.8	Registration Rights Agreement effective as of January 23, 2004, by and between eMerge Interactive, Inc. and Mainfield Enterprises, Inc., Cranshire Capital L.P., Smithfield Fiduciary LLC and Omicron Master Trust.

23.1	Consent of KPMG LLP.

23.2	Consent of Jenkens & Gilchrist, a Professional Corporation (included in Exhibit 5.1 herein).

24.1	Power of Attorney of certain officers and directors of eMerge Interactive, Inc. (included on signature page).